Exhibit 1.3

APPROVED BY

GENERAL MEETING OF SHAREHOLDERS MOBILE TELESYSTEMS PUBLIC JOINT-STOCK COMPANY

ON JUNE 28, 2018, MINUTES NO.43

AMENDMENTS TO THE CHARTER

OF MOBILE TELESYSTEMS

PUBLIC JOINT STOCK COMPANY

Clause 12.2 of the Charter of Mobile TeleSystems Public Joint Stock Company shall be amended to read as follows:

“The Company’s authorized capital is RUB 189,421,557 (one hundred eighty nine million four hundred twenty one thousand five hundred and fifty seven rubles) 80 kopeks and consists of 1,894,215,578 (one billion eight hundred ninety four million two hundred fifteen thousand five hundred and seventy eight) outstanding ordinary registered shares of the Company with a par value of RUB 0.1 (zero point one tenth of the ruble) or 10 (ten) kopeks each. The Company’s authorized capital is paid up in full.”